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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2009

                              AETERNA ZENTARIS INC.
                       -----------------------------------

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F /X/ Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                  Yes / /  No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____


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                                 DOCUMENTS INDEX

Documents   Description
---------   -----------
99.1        Material Change Report
99.2        Development, commercialization and license agreement between AEterna
            Zentaris GmbH and sanofi-aventis U.S. LLC dated March 5, 2009
99.3        Parent Guarantee between AEterna Zentaris Inc. and
            Sanofi-aventis U.S. LLC dated March 5, 2009

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                           AETERNA ZENTARIS INC.


Date:  March 16, 2009      By: /s/Dennis Turpin
---------------------          ------------------------------------------
                               Dennis Turpin
                               Senior Vice President and Chief Financial Officer